Filed with the Securities and Exchange Commission on March 11, 2021

Securities Act of 1933 File No. 333-20891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No. __	☐

(Check Appropriate Box or Boxes)

THIRD AVENUE TRUST

(Exact Name of Registrant as Specified in Charter)

622 Third Avenue, New York, New York 10017

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (800) 443-1021 (toll-free), (212) 888-5222

Joel L. Weiss

JW Fund Management LLC

100 Springdale Road, Suite A3-416

Cherry Hill, NJ 08003

(Name and Address of Agent for Service)

Copies to:

Joseph V. Del Raso, Esq.

Troutman Pepper Hamilton Sanders LLP

3000 Two Logan Square

Philadelphia, PA 19103

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Institutional Class and Z Class Shares of beneficial interest, par value of $0.001 per share, of the Third Avenue International Real Estate Value Fund, a series of the Registrant. No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

Explanatory note

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-14 (File No. 333-20891) on February 12, 2021. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-20891) under the Securities Act of 1933, as filed with the Commission on February 12, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Wilmington, State of Delaware on the 11th day of March, 2021.

THIRD AVENUE TRUST

By:	/s/ Joel Weiss
Joel Weiss, President and CEO

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Robert J. Christian*	Trustee	March 11, 2021
Robert J. Christian

/s/ Iqbal Mansur*	Trustee	March 11, 2021
Iqbal Mansur

/s/ Nicholas M. Marsini, Jr.*	Trustee	March 11, 2021
Nicholas M. Marsini, Jr.

/s/ Nancy B. Wolcott*	Trustee	March 11, 2021
Nancy B. Wolcott

/s/ Stephen M. Wynne*	Trustee	March 11, 2021
Stephen M. Wynne

/s/ T. Richard Keyes	Treasurer and CFO	March 11, 2021
T. Richard Keyes

/s/ Joel Weiss	President and CEO	March 11, 2021
Joel Weiss

* By:	/s/ Joel Weiss
Joel Weiss
Attorney-in-Fact